UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Ebang International Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares par value of HK$0.001 per share

Class B Ordinary Shares par value of HK$0.001 per share

(Title of Class of Securities)

G3R33A106**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number G3R33A106 has been assigned to the Class A Ordinary Shares of the issuer, which are quoted on the Nasdaq Global Select Market under the symbol “EBON.” No CUSIP number has been assigned to Class B Ordinary Shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G3R33A106
1.	Names of Reporting Persons. Dong Hu
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 112,493 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 46,625,783 Class B Ordinary Shares (See Item 4)
	7.	Sole Dispositive Power 112,493 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 46,625,783 Class B Ordinary Shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,493 Class A Ordinary Shares (See Item 4) 46,625,783 Class B Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% of Class A Ordinary Shares (See Item 4) 100.0% of Class B Ordinary Shares (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 109199109
1.	Names of Reporting Persons. Vista Eternity (PTC) Limited as Trustee of Hu Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,625,783 Class B Ordinary Shares (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,625,783 Class B Ordinary Shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,625,783 Class B Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 100.0% of Class B Ordinary Shares (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 109199109
1.	Names of Reporting Persons. Top Max Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 46,625,783 Class B Ordinary Shares (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 46,625,783 Class B Ordinary Shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,625,783 Class B Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 100.0% of Class B Ordinary Shares (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer: Ebang International Holdings Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

26-27/F, Building 3, Xinbei Qianjiang International Building

Qianjiang Economic and Technological Development Zone

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

Item 2(a).	Name of Person Filing: Dong Hu Hu Family Trust Vista Eternity (PTC) Limited Top Max Limited (the “Top Max”)

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Dong Hu

c/o 26-27/F, Building 3, Xinbei Qianjiang International Building

Qianjiang Economic and Technological Development Zone

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

Hu Family Trust

80 Main Street, P.O. Box 3200, Road Town

Tortola, VG 1110

British Virgin Islands

Vista Eternity (PTC) Limited

80 Main Street, P.O. Box 3200, Road Town

Tortola, VG 1110

British Virgin Islands

Top Max Limited

Vistra Corporate Services Centre

Wickhams Cay II, Road Town, Tortola, VG1110

British Virgin Islands

Item 2(c).

Citizenship:

Mr. Dong Hu is a citizen of People’s Republic of China.

The place of organization of Vista Eternity (PTC) Limited is 80 Main Street, P.O. Box 3200, Road Town, Tortola, VG 1110, British Virgin Islands. Hu Family Trust is established under the laws of British Virgin Islands.

The place of organization of Top Max is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value HK$0.001 per share (the “Class A Ordinary Shares”)

Class B ordinary shares, par value HK$0.001 per share (the “Class B Ordinary Shares”)

Item 2(e).

CUSIP No.:

G3R33A106

CUSIP number G3R33A106 has been assigned to the Class A Ordinary Shares of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “EBON.” No CUSIP number has been assigned to Class B Ordinary Shares of the issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A and Class B Ordinary Shares by each of the reporting persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class(1):		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Dong Hu	112,493 Class A Ordinary Shares (2)	0.1	%(5)	112,493 Class A Ordinary Shares (2)	0	112,493 Class A Ordinary Shares (2)	0

	46,625,783 Class B Ordinary Shares (3)	100.0	%(5)	0	46,625,783 Class B Ordinary Shares (3)	0	46,625,783 Class B Ordinary Shares (3)

Vista Eternity (PTC) Limited as Trustee of Hu Family Trust	46,625,783 Class B Ordinary Shares (4)	100.0	%(5)	0	46,625,783 Class B Ordinary Shares (4)	0	46,625,783 Class B Ordinary Shares (4)

Top Max Limited	46,625,783 Class B Ordinary Shares	100.0	%(5)	0	46,625,783 Class B Ordinary Shares	0	46,625,783 Class B Ordinary Shares

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 92,409,554 Class A Ordinary Shares and 46,625,783 Class B Ordinary Shares, outstanding as of January 19, 2021.
(2)	Includes 112,493 Class A Ordinary Shares held by Top One Limited representing the number of Class A Ordinary Shares distributable to Mr. Dong Hu.
(3)	Includes 46,625,783 Class B Ordinary Shares held by Top Max Limited, which is wholly owned by Vista Eternity (PTC) Limited as Trustee of Hu Family Trust, in which Mr. Dong Hu is the settlor and the investment manager.
(4)	Includes 46,625,783 Class B Ordinary Shares held by Top Max Limited, which is wholly owned by Vista Eternity (PTC) Limited as Trustee of Hu Family Trust.
(5)	The 112,493 Class A Ordinary Shares and 46,625,783 Class B Ordinary Shares held by the reporting persons represent 33.6% of the Issuer’s outstanding ordinary shares as a single class, being the sum of 92,409,554 Class A Ordinary Shares and 46,625,783 Class B Ordinary Shares, outstanding as of January 19, 2021, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 20 votes and is convertible into one Class A Ordinary Share.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2021

Top Max Limited

By:	/s/ Dong Hu
Name:
Title:

Vista Eternity (PTC) Limited as Trustee of Hu Family Trust

By:	/s/ Dong Hu
Name:

Dong Hu

By:	/s/ Dong Hu

LIST OF EXHIBITS

Exhibit 99.1	— Joint Filing Agreement by and among the Reporting Persons